Exhibit 7.03

November 14, 2013

Blue Eagle Acquisition Sub, Inc.

c/o Sterling Partners

401 N. Michigan Avenue, 33rd Floor

Chicago, Illinois 60611

Attention: Todd J. Miller

Re: Project Blue Eagle

$60 million Senior Secured Credit Facility

Ladies and Gentlemen:

Blue Eagle Acquisition Sub, Inc. (“you” or “Mergerco”) has advised Regions Bank (“Regions Bank”), Regions Capital Markets, a division of Regions Bank (“RCM” and, together with Regions Bank, “Regions”) and Fifth Third Bank (“Fifth Third Bank”, and collectively with Regions, the “Commitment Parties”) that you seek financing for your acquisition of Innotrac Corporation (the “Target” or the “Borrower”) (it being agreed that as specified in the Term Sheet referred to below, the Target shall become the Borrower in respect of the Senior Credit Facility (as defined below) immediately after giving effect to the Merger (as defined below)) from its existing shareholders (the “Sellers”) by the merger (the “Merger”) of Mergerco with and into the Target, for a price per share of common stock of $8.20 per share, pursuant to an Agreement and Plan of Merger to be entered into by and among you, certain of your affiliates, the Target and the Sellers (the “Merger Agreement”).

You have also advised the Commitment Parties that you intend to finance the Merger, the costs and expenses related to the transactions contemplated hereby, the refinancing of certain existing indebtedness of the Target and the ongoing working capital and other general corporate purposes of the Target and its subsidiaries after consummation of the Merger from the following sources (and that no financing other than the financing described herein will be required in connection with the transactions contemplated hereby): (a) $60 million in senior secured credit facilities of the Borrower (collectively, the “Senior Credit Facility”), comprised of (i) a term loan facility of $45 million (the “Term Loan Facility”) and (ii) a revolving credit facility of $15 million (the “Revolving Credit Facility”), as more fully described in the Summary of Principal Terms and Conditions attached hereto as Annex I (the “Term Sheet” and together with this letter, the “Commitment Letter”), (b) $52.0 million in gross proceeds from the issuance to you of common stock in the Target and (c) $15.0 million in rollover equity contributions in the Target by management. The date on which the credit agreement evidencing the Senior Credit Facility closes is referred to as the “Closing Date”.

In connection with the foregoing and subject to the terms and conditions in the Commitment Letter (including the Term Sheet), (i) Regions Bank is pleased to confirm its commitment to lend $30 million of the Senior Credit Facility and its willingness to act as the sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the Senior Credit Facility and (ii) Fifth Third Bank is pleased to confirm its commitment to lend $30 million of the Senior Credit Facility. RCM and Fifth Third Bank are also pleased to confirm their willingness to act as joint lead arrangers and book runners (in such capacities, the “Joint Lead Arrangers”) for the Senior Credit Facility. It is agreed that RCM shall have the “left” and “highest” placement in any and all marketing materials or other documentation used in connection with the Senior Credit Facility and shall hold the leading role and responsibilities conventionally associated with such placement, including maintaining sole physical books for the Senior Credit Facility.

Blue Eagle Acquisition Sub, Inc.

November 14, 2013

A.	Terms and Conditions of the Senior Credit Facility

The principal terms and conditions of the Senior Credit Facility shall be as set forth in the Term Sheet.

B.	Fees

The fees payable to Commitment Parties in connection with their obligations hereunder are set forth in one or more letters dated the date hereof from one or more Commitment Parties to you (the “Fee Letters”). The obligations of the Commitment Parties pursuant to this Commitment Letter are subject to the execution and delivery of the Fee Letters by the Target, which Fee Letters constitute an integral part of this Commitment Letter.

C.	Conditions Precedent; Certain Funds Provisions

1. The undertakings and obligations of the Commitment Parties under this Commitment Letter are subject to the satisfaction of the conditions set forth in the Term Sheet.

2. Notwithstanding anything in this Commitment Letter, the Term Sheet, the Fee Letters or the loan documentation for the Senior Credit Facility or elsewhere to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to the availability of the Senior Credit Facility on the Closing Date will be (A) such representations and warranties regarding the Target in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that you or your affiliates have the right to terminate your or your affiliates’ obligations under the Merger Agreement or to not close thereunder as a result of a failure of such representations and warranties to be true and correct and (B) the Specified Representations (as defined below) and (ii) the terms of the loan documentation for the Senior Credit Facility will not impair availability of the Senior Credit Facility on the Closing Date if the conditions expressly set forth in the Term Sheet are satisfied (it being understood that, to the extent guarantees, lien searches, insurance certificates or perfection of security interest in any collateral securing the Senior Credit Facility (the security interest in respect of which cannot be perfected by means of the filing of a UCC financing statement) is not able to be provided on the Closing Date after Mergerco’s use of commercially reasonable efforts to do so, the provision of such guarantee, lien searches, insurance certificates, or perfection of such security interest in such collateral will not constitute a condition precedent to the availability of the Senior Credit Facility on the Closing Date, but a security interest in such collateral will be required to be perfected after the Closing Date pursuant to arrangements to be mutually agreed between Mergerco and the Administrative Agent), provided that nothing herein shall limit the applicability of the individual conditions to closing expressly set forth herein and in the Term Sheet except to the extent expressly stated to be subject to this paragraph. For purposes hereof, “Specified Representations” mean the representations and warranties set forth in the loan documentation for the Senior Credit Facility relating to legal existence, corporate power and authority; status under the Investment Company Act; solvency; the authorization, execution and delivery, and legality, validity and enforceability, of the loan documentation for the Senior Credit Facility; the creation, perfection and priority of liens (subject to the limitations on perfection set forth above); Federal Reserve margin regulations; Patriot Act, OFAC and other anti-terrorism laws; and no violation of, or conflict with, charter documents, applicable law or order with respect to the loan documentation for the Senior Credit Facility. Notwithstanding anything to the contrary contained herein, to the extent any of the Merger Agreement representations are qualified or subject to “material adverse effect,” the definition thereof shall be “Material Adverse Effect” as defined in the Merger Agreement for purposes of any Merger Agreement representations made or to be made on, or as of, the Closing Date. For the avoidance of doubt, the foregoing provisions of this paragraph are sometimes referred to as the “Certain Funds Provisions”.

Blue Eagle Acquisition Sub, Inc.

November 14, 2013

D.	Information.

You hereby represent (but only to your knowledge with respect to any of the information referred to below that is provided by another person that is not your affiliate) and covenant to the Commitment Parties that (i) all information that has been or will be made available to the Commitment Parties by you or any of your representatives (or on your or their behalf) or the Target, its subsidiaries or any of its representatives (or on their behalf) in connection with any aspect the transactions contemplated by this Commitment Letter (the “Information”), other than the Projections (as defined below), is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made; (ii) all financial projections that have been or are hereafter made available to the Commitment Parties or the Lenders by you or any of your representatives (or on your or their behalf) or the Target, its subsidiaries or any of their representatives (or on their behalf) (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions (it being understood and agreed that financial projections are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material). You agree to supplement the Information and the Projections from time to time until the Closing Date so that the representations contained in this Section D remain correct as if such representations were being made, and such Information and Projections were being furnished, at such time. In issuing the commitments and undertakings hereunder and in arranging the Senior Credit Facility, the Commitment Parties shall be entitled to use and rely on the accuracy of the Information and the Projections without responsibility for independent verification thereof.

You acknowledge that Regions on behalf of you, the Target and its subsidiaries will make available certain Information to the proposed Lenders by posting the Information on DebtDomain or another similar electronic system. Prior to the Closing Date, unless the parties hereto otherwise agree in writing, you shall be under no obligation to provide Information suitable for distribution to any prospective Lender (each, a “Public Lender”) that has personnel who do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to you, the Target or your respective affiliates, or the respective securities of any of the foregoing. You agree, however, that the definitive credit documentation for the Senior Credit Facility will contain provisions concerning Information to be provided to Public Lenders and the absence of MNPI therefrom. Prior to distribution of Information to prospective Lenders, upon written request by Regions you shall provide Regions with a customary letter authorizing the dissemination thereof.

Blue Eagle Acquisition Sub, Inc.

November 14, 2013

You authorize the Commitment Parties and their affiliates who have agreed to be bound by customary confidentiality undertakings to share with each other, and to use, credit and other confidential or non-public information regarding you and the Target and its subsidiaries in each case, in accordance with the applicable Joint Lead Arranger’s standard loan practices, to the extent permitted by applicable laws and regulations and solely for the purpose of performing their obligations under this Commitment Letter and the Senior Credit Facility.

E.	Indemnities, Expenses, Etc.

1. Indemnification. You agree to indemnify and hold harmless each Commitment Party, each other Lender, each of their respective affiliates and each of their respective directors, officers, employees, agents, representatives, legal counsel, and consultants (“Related Persons”) (each Commitment Party, each other Lender and each Related Person, an “Indemnified Person”) against, and to reimburse each Indemnified Person upon its demand for, any losses, claims, damages, liabilities or other expenses of any kind or nature (“Losses”) incurred by such Indemnified Person or asserted against such Indemnified Person by any third party or by your, insofar as such Losses arise out of or any way relate to or result from this Commitment Letter, the Fee Letters, the financings and other transactions contemplated by this Commitment Letter (including, without limitation, the performance by any Indemnified Person of its obligations hereunder) or the use of the proceeds of the Senior Credit Facility, as applicable, in each case whether or not such Indemnified Person is a party to any such proceeding; provided that you shall not be liable pursuant to this indemnity for any Losses to the extent that a court having competent jurisdiction shall have determined by a final judgment (not subject to further appeal) that such Loss resulted from (a) the gross negligence, bad faith or willful misconduct of such Indemnified Person (or any of its Related Persons), (b) a material breach by an Indemnified Person of its obligations under the Commitment Letter or any Fee Letter at a time when you have not breached your obligations hereunder in any material respect or (iii) a dispute among Indemnified Persons at a time when you have not breached your obligations hereunder in any material respect (other than a Loss incurred by any Commitment party solely in its capacity as Administrative Agent or a Joint Lead Arranger). Without otherwise limiting your indemnification obligations hereunder, the parties hereto agree that neither (x) you, (y) your affiliates, nor (z) any Indemnified Party shall be liable for any special, indirect, consequential or punitive damages arising out of, or relating to, this Commitment Letter, the Fee Letters, the Senior Credit Facility, the use of the proceeds of the Senior Credit Facility, the Merger or any other Transaction contemplated by this Commitment Letter (in the case of clause (z), other than in respect of any such damages incurred or paid by an Indemnified Party to a third party and to which such Indemnified Party is otherwise entitled to indemnification as provided herein). Notwithstanding any other provision of this Commitment Letter, no Indemnified Person shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct or actual damages resulting from the gross negligence, bad faith or willful misconduct of such Indemnified Person as determined by a final and nonappealable judgment of a court of competent jurisdiction.

2. Expenses. In further consideration of the commitments and undertakings of the Commitment Parties hereunder, and recognizing that in connection herewith the Commitment Parties will be incurring certain costs and expenses (including, without limitation, fees and disbursements of counsel, and costs and expenses for due diligence, syndication, transportation, duplication, mailings, messenger services, dedicated web page on the internet for the transactions contemplated by this Commitment Letter, appraisal, audit, and insurance), you hereby agree to pay, or to reimburse the Commitment Parties on demand for, all such reasonable and documented costs and expenses (whether incurred before or after the date hereof), regardless of whether any of the transactions contemplated hereby are consummated, and regardless of whether an executed original of this Commitment Letter or the Fee Letters are delivered to the Commitment Parties; provided that you shall not have an obligation (i) to reimburse the Commitment Parties for fees and disbursements of counsel in connection with the preparation, negotiation, execution

Blue Eagle Acquisition Sub, Inc.

November 14, 2013

and delivery of this Commitment Letter, the Fee Letters and the documentation evidencing the Senior Credit Facility other than (a) the reasonable and documented fees and disbursements of Moore & Van Allen, PLLC, as counsel to Regions and one outside local counsel to Regions in each appropriate jurisdiction, as applicable, and (b) the reasonable and documented fees and disbursements of one counsel to Fifth Third Bank in an amount not to exceed $15,000, (ii) to reimburse the Commitment Parties for costs and expenses (other than the reasonable and documented fees and disbursements of counsel to Regions and out-of-pocket expenses for the use of DebtDomain or other similar electronic system) incurred prior to the date of this Commitment Letter, (iii) to reimburse Regions for costs and expenses of Regions (excluding the reasonable and documented fees and disbursements of counsel to Regions and out-of-pocket expenses for the use of DebtDomain or other similar electronic system) in connection with the preparation, negotiation, execution and delivery of this Commitment Letter, the Fee Letters and the documentation evidencing the Senior Credit Facility in an aggregate amount in excess of $15,000, and (iv) to reimburse Fifth Third bank for costs and expenses of Fifth Third Bank (excluding the reasonable and documented fees and disbursements of counsel to Fifth Third Bank) in connection with the preparation, negotiation, execution and delivery of this Commitment Letter, the Fee Letters and the documentation evidencing the Senior Credit Facility in an aggregate amount in excess of $15,000. You also agree to pay all reasonable and documented costs and expenses of the Commitment Parties (including, without limitation, fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

F.	Miscellaneous

1. Effectiveness. This Commitment Letter shall constitute a binding obligation of the Commitment Parties for all purposes immediately upon the acceptance hereof by you in the manner specified below. Notwithstanding any other provision of this Commitment Letter, the commitments and undertakings of the Commitment Parties set forth herein shall not be or become effective for any purpose unless and until this Commitment Letter and the Fee Letters shall have been accepted by you in the manner specified below.

2. Termination. Unless this Commitment Letter and the Fee Letters have been executed by you and delivered to the Commitment Parties, prior to 5:00 p.m., Eastern time, on November 15, 2013, the commitments and obligations of the Commitment Parties under this Commitment Letter shall terminate on such date. If this Commitment Letter and the Fee Letters are executed and delivered by you to the Commitment Parties, in accordance with the preceding sentence, all commitments and undertakings of the Commitment Parties hereunder shall terminate on February 12, 2014, unless the definitive credit agreement and other legal documents related to the Senior Credit Facility have been executed and delivered on or prior to such date (it being agreed that the parties hereto will work diligently to achieve this schedule). In consideration of the time and resources that the Commitment Parties will devote to the Senior Credit Facility, you agree that, until such expiration, unless the Joint Lead Arrangers have otherwise consented in writing, you will not solicit, initiate, entertain or permit, or enter into any discussions in respect of, any offering, placement or arrangement of any competing senior credit facility or facilities to the Senior Credit Facility and you shall use commercially reasonable efforts to ensure the same with respect to the Target and its subsidiaries of affiliates, other than any indebtedness permitted to be incurred and/or remain outstanding under the Merger Agreement as in effect on the date hereof, if any. This Commitment Letter, the Fee Letters and the commitments and undertakings of any Commitment Party may be terminated by you at any time upon written notice to the Commitment Parties.

Blue Eagle Acquisition Sub, Inc.

November 14, 2013

3. No Third-Party Beneficiaries. This Commitment Letter is solely for the benefit of Mergerco, the Commitment Parties and the Indemnified Persons; no provision hereof shall be deemed to confer rights on any other person or entity.

4. No Assignment; Amendment. This Commitment Letter and the Fee Letters may not be assigned by any party thereto to any other person or entity; provided, that, without limiting the foregoing restriction, all of the obligations of each party hereto hereunder and under the Fee Letters shall be binding upon the successors and assigns of each such party, respectively. No amendment, waiver or modification of any provision hereof shall in any event be effective unless in writing and signed by the parties hereto and then only in the specific instance and for the specific purpose for which given. The section headings contained herein have been inserted as a matter of convenience of reference and are not part of this Commitment Letter.

5. Use of Name and Information. Except as permitted under paragraph 9 of this Section F, you agree that any references to any Commitment Party or any of their affiliates made in connection with the Senior Credit Facility are subject to the prior approval of such Commitment Party. Each Commitment Party shall be permitted to use information related to the arrangement of the Senior Credit Facility in connection with marketing, press releases or other transactional announcements or updates provided to investor or trade publications; including, but not limited to, the placement of “tombstone” advertisements in publications of its choice at its own expense; provided that prior to any such use (other than providing information to industry trade organizations necessary and customary for inclusion in league table measurements) such Commitment Party shall obtained the consent of the Borrower (not to be unreasonably withheld, conditioned or delayed).

6. GOVERNING LAW. THIS COMMITMENT LETTER AND THE FEE LETTERS WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF; provided, however, that (a) the interpretation of the definition of “Material Adverse Effect” (and whether or not a “Material Adverse Effect” has occurred), (b) the determination of the accuracy of any Merger Agreement representations and whether as a result of any inaccuracy of any Merger Agreement representation there has been a failure of a condition precedent to your or your affiliates’ obligation to consummate the Merger or such failure gives you or your affiliate the right to terminate such obligations (or to refuse to consummate the Merger) under the Merger Agreement and (c) the determination of whether the Merger has been consummated in accordance with the terms of the Merger Agreement shall, in each case, be governed by, and construed and interpreted in accordance with, the internal laws of the State of Georgia without giving effect to any choice or conflict of laws provision or rule (whether the State of Georgia of any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of Georgia.

7. WAIVER OF TRIAL BY JURY. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO WAIVES TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO THIS COMMITMENT LETTER, THE FEE LETTERS OR ANY OTHER DOCUMENTS CONTEMPLATED HEREBY. Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of any state court in the State of New York or the United States District Court for Southern District of New York for the purpose of any suit, action or proceeding arising out of or relating to this Commitment Letter or the Fee Letters. Each of the parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any such court and any claim that any such suit, action

Blue Eagle Acquisition Sub, Inc.

November 14, 2013

or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction any party hereto is or may be subject, by suit upon judgment.

8. Survival. The obligations and agreements of the parties hereto contained in the last paragraph of Section D, Section E, and paragraphs 2, 5, 6, 7, and 9 of this Section F shall survive the expiration and termination of this Commitment Letter provided that if the Senior Credit Facility closes and the loan documentation for the Senior Credit Facility shall be executed and delivered, obligations and agreements of the parties hereto contained in the last paragraph of Section D, Section E, and paragraphs 2, 5, 6, 7, and 9 of this Section F shall be superseded and deemed replaced by the terms of the loan documentation for the Senior Credit Facility governing such matters.

9. Confidentiality. You will not disclose or permit disclosure of this Commitment Letter, the Fee Letters nor the contents of the foregoing to any person or entity, either directly or indirectly, orally or in writing, except (i) to your or the Sponsor’s respective officers, directors, agents and legal counsel in connection with the transactions contemplated hereby, in each case on a confidential basis or (ii) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case, to the extent permitted by law or the applicable proceeding, you agree to inform the Commitment Parties promptly thereof); provided, however, it is understood and agreed that the you or Sponsor may disclose this Commitment Letter (including the Term Sheet) but not the Fee Letters after your acceptance of this Commitment Letter and the Fee Letters, to (a) the Sellers and their counsel, and (b) in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges. Each Commitment Party shall, until the earlier of (a) two years from the date hereof or (b) the initial funding of the Senior Credit Facility, treat confidentially in accordance with such Commitment Party’s customary process for handling confidential information, all confidential or non-public information received by it from you or your affiliates and representatives in connection with the Merger and the other transactions contemplated by this Commitment Letter and only use such information for the purposes of providing the services and transactions contemplated by this Commitment Letter. The Commitment Parties hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), it and its affiliates are required to obtain, verify and record information that identifies Mergerco, which information includes the name, address, tax identification number and other information regarding Mergerco that will allow each Commitment Party to identify Mergerco in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for each Commitment Party and its affiliates.

10. Counterparts. This Commitment Letter and the Fee Letters may be executed in any number of separate counterparts, each of which shall collectively and separately constitute one agreement. Delivery of a counterpart hereof via facsimile transmission shall be as effective as delivery of a manually executed counterpart hereof.

11. No Fiduciary Duty. You acknowledge and agree that (i) the commitment to and arrangement of the Senior Credit Facility pursuant to this Commitment Letter is an arm’s-length commercial transaction between you and your affiliates, on the one hand, and each Commitment Party, on the other, and you are capable of evaluating and understanding, and do understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (ii) in connection with the transactions contemplated hereby and the process leading to such transactions, each Commitment Party is and has been acting solely as a principal and is not the agent or fiduciary of Mergerco or its affiliates, stockholders, creditors, employees or any other party, (iii) each Commitment Party has not

Blue Eagle Acquisition Sub, Inc.

November 14, 2013

assumed an advisory responsibility or fiduciary duty in favor of Mergerco or its affiliates with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any such Commitment Party has advised or are currently advising Mergerco or its affiliates on other matters) and no Commitment Party has any obligation to the Sponsor except those expressly set forth in this Commitment Letter, (iv) each Commitment Party and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Mergerco and its affiliates, and no Commitment Party shall have any obligation to disclose any of such interests by virtue of any fiduciary or advisory relationship as a consequence of this Commitment Letter, (v) no Commitment Party has provided any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and Mergerco has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. Mergerco waives and releases, to the fullest extent permitted by law, any claims that it may have against any Commitment Party with respect to any breach or alleged breach of fiduciary duty as a consequence of this Commitment Letter.

12. Entire Agreement. Upon acceptance by Mergerco as provided herein, this Commitment Letter and the Fee Letters referenced herein shall supersede all understandings and agreements between the parties to this Commitment Letter in respect of the transactions contemplated hereby. Those matters that are not covered or made clear herein or in the Term Sheet or the Fee Letters are subject to mutual agreement of the parties hereto and thereto.

We look forward to working with you on this important transaction.

Very truly yours,

REGIONS BANK

By:	/s/ Tim Curry
Name:	Tim Curry
Title:	Senior Vice President

REGIONS CAPITAL MARKETS, A DIVISION OF REGIONS BANK

By:	/s/ Timothy Minte
Name:	Timothy Minte
Title:	Managing Director

FIFTH THIRD BANK

By:	/s/ Carrie Weisman
Name:	Carrie Weisman
Title:	AVP

ACCEPTED AND AGREED

this 14th day of November, 2013

BLUE EAGLE ACQUISITION SUB, INC.

By:	/s/ M. Avi Epstein
Name:	M. Avi Epstein
Title:	Authorized Signatory